FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry 10 Customers Will Have a Great Selection of Top Apps in Every Category	3

Document 1

January 31, 2013

FOR IMMEDIATE RELEASE

BlackBerry 10 Customers Will Have a Great Selection of Top Apps in Every Category
BlackBerry welcomes more than 1000 of the top app partners with relevant, local content from every region of the globe

WATERLOO, ONTARIO--(Marketwire - Jan. 31, 2013) - A phenomenal lineup of top brands and applications have committed to the BlackBerry(R) 10 platform, giving the new platform the strongest content offering of any first generation mobile platform at launch. Yesterday at the BlackBerry 10 launch event in New York, BlackBerry(R) (NASDAQ:RIMM)(TSX:RIM) announced that 1000 of the top app partners will be making their applications available on the BlackBerry(R) World(TM) storefront. The partners range from leaders in social media to the top games, sports, productivity, lifestyle apps, and more.

BlackBerry Vice President of Global Alliances and Business Development, Martyn Mallick took to the stage yesterday to showcase some of applications committed to BlackBerry 10, and attendees were able to play with some of the applications for the new platform.

"Being able to announce 1000 of the top app partners is a testament to the strength of BlackBerry 10, the ease of developing for this powerful new platform, and the remarkable opportunity that it represents for developers and brands alike," said Mallick. "We have focused on bringing the most relevant apps to BlackBerry 10 - whether they are global leaders in their categories, or whether they are regional must-have apps. We are thrilled and want to thank all the developers that have shown such strong support of a platform before it has commercially launched. We share in their excitement and belief in BlackBerry 10."

Here are just some of the apps and games committed to BlackBerry 10. Many of these apps will be available at launch with others to follow:

Business and Productivity
•
Bloomberg, BMC Service Desk & Remedy, Box, Cisco WebEx Meetings, Citrix Podio, CNBC, Dictionary.com, Emirates NBD, Harmon.ie, IBM Notes Traveler, ING DIRECT Canada, Nat West, RBC, RBS, SAP, TD Bank Group and Thomson Reuters

Gaming
•	10tons: Sparkle, Joining Hands, Azkend, King Oddball, Azkend2, Ironworm, Dragon Portal and Boom Brigade 2
•	Disney Mobile Games: Where's My Water? and Where's My Perry?
•	Electronic Arts: A great selection of their top games including, Mass Effect(TM) Infiltrator, Flight Control Rocket, The Sims(TM) FreePlay and MONOPOLY Millionaire
•	Fishlabs: Galaxy on Fire
•	Funkoi: Alpha Zero
•	Gameloft: A great selection of their top games, including Asphalt 7: Heat, The Amazing Spider-Man(TM), Modern Combat 4: Zero Hour, The Dark Knight Rises(TM)
•	Halfbrick: Jetpack Joyride, Fruit Ninja
•	JoyBits: Doodle God & Doodle Devil
•	Rovio: Angry Birds Classic, Angry Birds Star Wars, Angry Bids Space and Angry Birds Seasons
•	Square One Games: Square One and InXile
•	SEGA: Sonic4(TM) Episode 1
•	ZeptoLab: Cut the Rope, Cut the Rope: Experiments

Lifestyle
•
AccuWeather, Air Canada, Air France, DStv Mobile, Dr. Oetker Rezeptideen, Easyjet, FlightAware, Flixster, KLM, Manulife Financial, President's Choice Recipe Box, SkyScanner, Spotcast, StubHub, The Weather Channel, The Weather Network, Tim Hortons TimmyMe(TM), United Airlines, Wikitude, WisePilot, Yellow Pages Group and Zara

Multimedia
•
Absolute Radio, Al Jazeera, Allocine, Astral Radio, BBC Worldwide- Top Gear, BubblePix, Channel 4, Corus Entertainment- Radio, Deezer, E! Online, eMusic, Europe 1, Kiss Kube, MTV Italia, Nobex Radio, NOS, N-TV Nachrichten, Occipital 360 Panorama, OxygenLive, Pacemaker, PaperCamera, Rdio, Shahid.net, SiriusXM, Slacker, Songza, SoundHound, TuneIn, and Volu.me

Published Media
•
AFP News, Amazon Kindle, CBC (News, Radio, Music, Hockey Night in Canada), Economist, elmundo.es, El Pais, Grazia Italy, Handlesbaltt, kicker, Leo Dictionary, MailOnline, Maxim, News24, New York Times, NU.nl, PressReader, The Globe and Mail, The Guardian, The Independent, The London Evening Standard, USA Today, The Wall Street Journal and Wirtschaftswoche

Social
•	Badoo, Facebook, Foursquare, LinkedIn, ooVoo, Skype, Tuenti Social Messenger, Twitter, Viber, Whatsapp and Xing

Sports
•
CBSSports.com, ESPN ScoreCenter, Goal.com, L'equipe, Maple Leaf Sports & Entertainment's Maple Leafs Mobile App and Raptors Mobile App, MLB.com At Bat(R), NHL GameCenter, PGA Tour, Runtastic, Sports Tracker and UFC

Continuing to build out a rich and robust content offering for BlackBerry 10 customers, on January 28, BlackBerry announced content partnerships with leading music labels, movie studios and TV broadcasters making BlackBerry World a one stop shop for all app, games and multimedia content for BlackBerry 10. http://press.blackberry.com/press/2013/new-blackberry-world-for-blackberry-10-to-include-extensive-catalogue-of-songs-latest-movies-and-tv-shows.html

About BlackBerry
A global leader in wireless innovation, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is currently listed on the NASDAQ Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM) (Ticker symbols to change to NASDAQ: BBRY and TSX: BB on February 4, 2013). For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
Samantha Lowe
519-597-1155
slowe@rim.com

###
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 31, 2013	By:	/s/Steven Zipperstein
(Signature)
Steven Zipperstein Chief Legal Officer